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                                                                     EXHIBIT 2.2
                            SPECIMEN COLLECTION AND
                           COURIER SERVICE AGREEMENT

     This Agreement is made and entered into this the 31st day of January, 1997, by and between LABORATORY SPECIALISTS OF AMERICA, INC., an Oklahoma corporation ("LSAI") and PATHOLOGY LABORATORIES, LTD., a Mississippi corporation ("PLL").

                                  WITNESSETH:

     WHEREAS, LSAI is engaged in providing forensic drug testing services to corporate and institutional customers; and

     WHEREAS, PLL is engaged in providing pathology reference laboratory services; and

     WHEREAS, LSAI desires to engage the PLL to provide certain specimen collection and courier services in connection with its forensic drug testing operation, and PLL desires to provide said services on the terms and conditions as set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

     1. Specimen Collection Services. PLL agrees to collect specimens for forensic drug testing by LSAI at the following collection sites maintained by
PLL:

     3080 Milam, Beaumont, TX               1245 Broad Avenue, Gulfport, MS
     4200 Mami Street, Hattiesburg, MS      7 Lakeland Circle, Jackson, MS
     5 1-C Tacon Street, Mobile, AL         415 Bienville Street, Natchitoches,
     5640 Read Blvd., New Orleans, LA       LA 4213 Saxon Street, Metaire, LA
     1101 Audobon Avenue, Thibodaux, LA

     2. Courier Services. PLL hereby agrees to provide courier services for the pick up and delivery of specimens for LSAI and the customers of LSAI that are located within PLL's courier network, as it may exist from time to time. PLL's courier network is set forth in Schedule A attached hereto and made a part hereof.

     3.   Fees for Services.

     A. For all services rendered hereunder, LSAI hereby agrees to pay PLL fees as follows:

               (1) $5.00 per each specimen collected by PLL.
               (2) $1.25 per each specimen transported by PLL.

     B. PLL will maintain records of all specimens collected and all specimens transported by PLL. PLL shall invoice LSAI on a monthly basis for all such services provided. All invoices shall be due and payable by LSAI by the 20th day of the month following the month in which services are rendered.

     4. Condition of Specimen Collection Services. LSAI hereby acknowledges that PLL may close any of the collection sites listed in paragraph 1 above without the consent of LSAI. PLL shall be obligated under this Agreement to provide specimen collection services at each of the sites listed in paragraph 1 above only so long as PLL maintains such service site. In the event PLL closes any of such service sites, PLL shall no longer be required to provide collection services to LSAI at such site.

     5. Condition of Specimen Courier Services. PLL's obligation to provide courier services to LSAI under this Agreement are subject to the following conditions :
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     A.   PLL maintains the courier network as set forth in Schedule A. LSAI acknowledges that PLL may cease operating any courier route within such network without the consent of LSAI. PLL hereby agrees to give LSAI thirty (30) days notice prior to ceasing the operation of any carrier route within the network. In the event PLL ceases the operation of any route, PLL will not be required to provide further courier services to LSAI for that specific route.

     B. Transportation costs do not increase by more than 25% over current costs. In the event transportation costs increase over the current cost by more than 25% due to increased fuel cost or other reasons, both parties hereby agree to renegotiate the fee for transportation of each specimen under this Agreement. For this purpose, transportation costs shall include the costs of fuel, transportation personnel, insurance, and vehicle maintenance and licensing. In the event the parties are unable to renegotiate a mutually agreeable fee based on the percentage cost increase, PLL shall have no further obligation to provide transportation services under this Agreement.

     6. Liability and Indemnity. Each party shall be liable only for its acts or failure to act under the terms of this Agreement. PLL shall have no liability to LSAI, its agents, employees, officers, customers or other third parties, and LSAI agrees to hold PLL harmless for any loss, destruction or other damage to specimens which may occur during transportation except as may be caused by the gross negligence or malfeasance of PLL or its employees. PLL and LSAI mutually agree to protect, defend, indemnify and hold the other free and harmless from any and all losses, damages, claims or causes of action, and expenses connected therewith (including reasonable attorneys fees) caused by the sole negligence or sole legal fault of the indemnifying party, its employees, officers, directors or agents.

     7.   Term and Termination.

     A. This Agreement shall remain in effect for a term of' three (3) years beginning on the 1st day of March, 1997, unless sooner terminated under the provisions hereof. Thereafter, this Agreement may be renewed upon mutual agreement of the parties.

     B. This Agreement may be terminated at the election of either party upon the happening of any of the following events:

     (1) Failure of either party to perform the services or pay the fees required under this Agreement;

     (2) PLL's closing of each collection service site listed in paragraph 1 and of all courier routes included in the courier network area defined in Schedule A.

     C. Written notice of termination must be given to the other party by personal delivery to the addressee or by first-class mail to the addressee's business address. Termination becomes effective upon actual receipt of such notice by the addressee.

     8. Entire Agreement. This Agreement contains the entire Agreement between the parties hereto and supersedes all prior agreements, contracts and undertakings whether written or oral between the parties relating to the subject matter hereof. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     9. Assignment. This Agreement shall be binding upon and shall enure to the benefit of PLL and LSAI and to their respective successors. The duties and obligations of the parties hereto shall not be assigned by either party without the written consent of the other party to this Agreement.

     10. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Mississippi.

     11. Amendment. This Agreement may be amended at any time by written agreement signed by both parties hereto.

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     IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first written above.

                                PATHOLOGY LABORATORIES, LTD.

                                BY: /s/ JERRY FOSSELMAN
                                   ---------------------------------------------
                                         Jerry Fosselman, President

                                LABORATORY SPECIALISTS OF
                                AMERICA, INC.

                                BY: /s/ JOHN SIMONELLI
                                   ---------------------------------------------
                                         John Simonelli, Chief Executive Officer

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